Exhibit 99.2
first quarter report 2011 Eksportfinans asa

Comment from the President and CEO 3 Financial highlights 4 Highlights 5 Export lending 5 Local government lending 6 Securities 6 Funding 6 Results 7 Balance sheet 8 Statement of comprehensive income 9 Balance sheet 10 Statement of changes in equity 11 Cash flow statement 12 Notes to the accounts 13

President and CEO Gisèle Marchand
(photo: Sverre Chr. Jarlid)

Underlying business operations remain strong

Eksportfinans' underlying business operations showed continued strong performance in the first quarter of 2011, with net interest income of NOK 386 million, compared to NOK 350 million for the first quarter in 2010. Eksportfinans had a total comprehensive income of NOK 52 million in the first quarter of 2011. Due to the reversal of previously recognized unrealized gains on Eksportfinans' debt, the comparative total comprehensive income was negative NOK 194 million in the first quarter of 2010.

Meeting global demands

Eksportfinans' order book for 2011 is lower than 2010 but still solid, and the volumes of export-related loans remain relatively high. A substantial amount of the order book is related to projects within oil and gas in Brazil and to the Norwegian maritime industry. In the past two to three years Brazil has played a significant role in intensifying the volume of Norwegian deliveries of oil drilling packages and other equipment, and Eksportfinans has participated with financing for a number of these projects. Other areas where Eksportfinans experiences strong indications of increased demand for Norwegian oil expertise and services are West-Africa, India and the Gulf of Mexico.

We also experienced an increased level of new loan applications in the first quarter of 2011. This may indicate a higher level of activity within Eksportfinans' customer base and a general positive development in Norwegian export industries.

We are pleased to announce that Eksportfinans recently was awarded two "Deal of the Year 2010" prizes. Both awards were given for large projects within the category of export credits. The awards were given by the Marine Money Magazine for the Pacific Drilling transaction and the OSX Leasing 1 transaction. This is an important indication of Eksportfinans being an attractive financial business partner for the industry and co-operating financial institutions both in Norway and internationally. For more information, see www.eksportfinans.no.

Tragic events in Japan

Eksportfinans has been saddened by the tragic events in Japan in March. The Japanese market is one to which Eksportfinans feels close with relationships built up over the last 25 years. In solidarity for the victims of the tsunami and earthquake, Eksportfinans has initiated a fundraiser among its employees and the company has given double the amount of each individual contribution.

Changes in management

In the first quarter of 2011, certain changes have been made in the management and in the board of directors. Carine Lindman has been appointed new EVP and Director of the legal department in Eksportfinans and will replace the current EVP and Director of the legal department, Jens Feiring, who reaches the retirement age for this position in the autumn of 2011. Carine Lindman will commence in September 2011.

Gisèle Marchand
President and CEO

First quarter report 2011 3

Unaudited Financial highlights Figures are unaudited. First quarter (NOK million) 2011 2010 Net interest income 386 350 Profit/(loss) for the period from continuing operations 52 (194) Total comprehensive income for the period 52 (194) Return on equity 1*) 4.0% (14.6% ) Net return on average assets and liabilities 2*) 0.70% 0.61% Net operating expenses/average assets 3*) 0.09% 0.08% Total assets 211,695 233,364 Loans outstanding 4) 118,638 120,487 New loans disbursed 7,108 3,717 New bond debt issued 12,644 25,996 Public sector borrowers/guarantors 5) 35.7% 27.0% Capital adequacy 17.7% 13.2% Exchange rate NOK/USD 6) 5.5135 5.9826 *) Quarterly figures are annualized. Definitions 1. Return on equity: Total comprehensive income for the period/average equity (average of opening and closing balance). 2. Net return on average assets and liabilities: The difference between net interest income/average interest generating assets and net interest expense/average interest bearing liabilities (average of daily calculations for the period). 3. Net operating expenses/average assets: Net operating expenses (administrative and operating expenses + depreciation — other income)/average assets (average of opening and closing balance). 4. Total loans outstanding: Consists of loans due from customers and part of loans due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see note 4, 5 and 6 to the accompanying financial statements. 5. The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending. 6. Exchange rate at balance sheet date. First quarter report 2011 4

Highlights

First quarter 2011
Eksportfinans had a total comprehensive income of NOK 52 million in the first quarter of 2011. The comparative total comprehensive income was negative NOK 194 million in the first quarter of 2010.

The underlying business operations showed continued good performance in the first quarter of 2011. Net interest income was NOK 386 million, compared to NOK 350 million for the first quarter of 2010.

Net profit excluding unrealized gains and losses (as explained under the section "Results") was NOK 241 million in the first quarter of 2011, compared to NOK 226 million in the corresponding period in 2010.

The core capital adequacy ratio at March 31, 2011 was 13.0 percent, compared with 9.5 percent at the end of first quarter 2010 and 12.7 percent at December 31, 2010.

In the first three months of 2011, Eksportfinans was active in the private placement markets. In addition the company issued a CHF 150 million, 10 year transaction in the first quarter.

Total assets amounted to NOK 212 billion at March 31, 2011, compared to NOK 233 billion at March 31, 2010 and NOK 216 billion at December 31, 2010. The reduction since year end was mainly due to the continued run-off of each of the municipality lending portfolio, and the PHA portfolio.

Regulatory framework
With effect from January 1, 2011, new regulations concerning calculation of exposures to one single client were introduced by the Norwegian Ministry of Finance. The single most important change was that the 20% risk weighting for exposures to banks was discontinued. The maximum allowed exposure, equaling 25 percent of the reporting institution's risk capital, applies under the new provisions. Under the previous rules for calculating and reporting large exposures Eksportfinans applied risk weighting to loans with borrowers that were secured by "on demand" guarantees with 20 percent.

In such situations, Eksportfinans reported exposures to the borrower up to the maximum 25 percent and excess exposures, if any, was reported as exposure towards the guaranteeing bank. That meant that maximum exposure to a single client (borrower and guaranteeing bank) equaled NOK 7.1 billion based on Eksportfinans' risk capital as of December 31, 2010 (NOK 6.9 billion as of March 31, 2011). The new provisions for large exposures are the same as the prevailing provisions applicable in the European Union (Directive 2006/48/EU) , which does not permit such risk weighting and entail that the maximum exposure to borrower and guaranteeing banks are approximately NOK 1.4 billion based on Eksportfinans' risk capital as of December 31, 2010 (NOK 1.4 billion as of March 31, 2011) and leave little or no authority for Norwegian supervisory authorities to make exemptions. The new provisions are detrimental to Eksportfinans' business concept.

Eksportfinans was granted a transitional period ending December 31, 2011, during which it can continue to use the reporting standards for large exposures that were in effect in 2010. During the transitional period the Norwegian Ministry of Finance will consider how Eksportfinans shall adopt the new provisions. Eksportfinans is in dialog with the authorities for a sustainable solution. However, there can be no assurance that the result of the Ministry of Finance's consideration will not be disadvantageous to Eksportfinans' business activities.

Export lending

New disbursements were NOK 7.1 billion in the first quarter of 2011, compared to NOK 3.7 billion for the corresponding period in 2010. The volume of outstanding export loans was NOK 99.4 billion at March 31, 2011 compared to NOK 84.0 billion at March 31, 2010 and NOK 99.8 billion at December 31, 2010.

The volume of new loan disbursements was mainly related to contract financing of shipbuilding, ship equipment and offshore oil and gas projects, and primarily a result of contracts entered into in the preceding 2 – 3 years.

New disbursements under the government-supported export financing scheme was NOK 1.1 billion at March 31, 2011, the same as in the corresponding period in 2010.

First quarter report 2011 5

The volume of Eksportfinans' order book for export-related loans is still solid. The probability adjusted order book was approximately NOK 25 billion at March 31, 2011. Approximately NOK 24 billion of this was contract financing. By comparison, the probability adjusted order book was NOK 37 billion at the end of the first quarter of 2010, approximately NOK 33 billion of which was contract financing.

Eksportfinans received a large number of new loan applications during the first quarter 2011. The number of loan applications received indicates a higher volume of activity among Eksportfinans' customer base. However, the volume of materialized lending will depend on the number of projects being realized going forward.

Local government lending

After the sale of Kommunekreditt Norge AS in June 2009, Eksportfinans has provided financing to KLP Kreditt AS (formerly Kommunekreditt Norge AS) through a loan of NOK 34.4 billion with security in the underlying lending portfolio. This financing is contractually set to be repaid in eight equal, quarterly amounts. The first installment was paid in December 2009, and the last installment is scheduled for payment in September 2011. Eksportfinans' total involvement in local government lending (both direct lending to municipalities and the credit provided to KLP) totaled NOK 19.2 billion at March 31, 2011, compared to NOK 36.5 billion at March 31, 2010 and NOK 23.5 billion at December 31, 2010.

Securities

The total securities portfolio was NOK 64 billion at March 31, 2011, compared to NOK 74 billion at March 31, 2010 and NOK 68 billion at December 31, 2010.

The securities portfolio consists of two different portfolios. One is the subject of a Portfolio Hedge Agreement with Eksportfinans shareholders since February 29, 2008 (the PHA portfolio), and the other portfolio is maintained for the purpose of liquidity (referred to herein as the "liquidity reserve portfolio").

The fair value of the PHA portfolio was NOK 32 billion at March 31, 2011, compared to NOK 48 billion at March 31, 2010 and NOK 36 billion at year-end 2010. The PHA portfolio will largely be run off to maturity. See Note 14 to the accompanying unaudited financial statements and the most recent annual report on Form 20F for further information about the Portfolio Hedge Agreement.

The uncertainty in the international capital markets has led to relatively high credit spreads in 2010 and continuing into 2011. This has led to relatively high net interest income from the liquidity reserve portfolio also in the first quarter of 2011. Eksportfinans expects this situation to be temporary. The fair value of the liquidity reserve portfolio was NOK 32 billion at March 31, 2011, compared to NOK 26 billion at March 31, 2010 and NOK 32 billion at December 31, 2010.

Funding

Total new funding in the first quarter of 2011 amounted to NOK 12.6 billion through 137 individual bond issues compared to NOK 26 billion and 197 bond issues in the first quarter of 2010. Eksportfinans has a smaller funding requirement for 2011 and has, therefore, reduced issuance in the first quarter of this year.

The majority of funding in the first quarter has come from the private placement markets in Japan and the USA. Eksportfinans returned to the Swiss market with a CHF 150 million 10 year transaction in January.

Eksportfinans has seen a reduced flow from Japan following the tragic events there in March and as a consequence has increased the volume of funding in other markets, primarily the USA. At the end of the first quarter, the company issued a USD 500 million 2 year Floating Rate Note transaction to investors globally.

Eksportfinans continues its marketing activities visiting investors in Asia, Middle East, Scandinavia, USA and Africa in the first quarter.

Results

Net interest income

Net interest income was NOK 386 million in the first quarter of 2011. This was NOK 36 million higher than the corresponding period in 2010. The main reason for the higher net interest income in 2011 is due to higher interest

First quarter report 2011 6

margins on lending and the liquidity reserve breakdown of these line items. portfolio. Total operating expenses The net return on average assets and liabilities Total operating expenses amounted to NOK 52 (see financial highlights on page 4) was 0.70 million in the first quarter of 2011, an increase percent in the first quarter of 2011, compared of NOK 2 million from the corresponding period to 0.61 percent in the corresponding period of in 2010. The cost base is stable. The key ratio 2010. of Net operating expenses in relation to average assets was 0.09 percent in the first quarter of Net other operating income 2011, up from 0.08 percent in the first quarter Net other operating income was negative NOK of 2010. 262 million in the first quarter of 2011 compared to negative NOK 570 million in the Profit/(loss) for the period first quarter of 2010. Total comprehensive income in the first quarter of 2011 was positive NOK 52 million, compared Volatility in the international capital markets to negative NOK 194 million in the first quarter continues to cause fluctuations in the fair value of 2010. measurements of financial instruments. After the implementation of the Portfolio Hedge Return on equity was 4.0 percent in the first Agreement with Eksportfinans’ shareholders on quarter of 2011, compared to negative 14.6 February 29, 2008, the fluctuations in the fair percent in the first quarter of 2010. value of bond investments hedged by this agreement have been neutralized. Fluctuations The non-IFRS measure of profit from continuing in fair values in the accounts after that date operations excluding unrealized gains and have to a large extent been caused by changes losses on financial instruments, and the in fair value on Eksportfinans’ own debt and on corresponding return on equity, is shown in the loans. In the first quarter of 2011, unrealized table on page 8. These calculations may be of losses on Eksportfinans’ own debt amounted to interest to investors because they assess the NOK 511 million (see note 2 to the performance of the underlying business accompanying financial statements). Net of operations without the volatility caused by fair derivatives, this amount is an unrealized loss of value fluctuations, including specifically the NOK 311 million (see note 15 to the reversal of previously recognized unrealized accompanying financial statements). gains on Eksportfinans’ own debt. Accumulated in the balance sheet, the unrealized gain on Eksportfinans’ own debt, net Profit excluding unrealized gains and losses of derivatives, is NOK 1.1 billion as of March 31, amounted to NOK 241 million in the first 2011. These unrealized gains on own debt will quarter of 2011. This was an increase of NOK be reversed as unrealized losses in future 15 million compared to first quarter of 2010. periods following credit spread tightening and The increase was mainly due to the higher net passage of time. The capital adequacy will not interest income. be affected by this effect in any material way. In addition to net unrealized losses on Eksportfinans’ own debt of NOK 311 million (net of derivatives), net other operating income in the first quarter of 2011 included an unrealized gain on loans, net of derivatives, of NOK 95 million (loss of NOK 65 million in the first quarter of 2010), an unrealized gain on bonds under the Portfolio Hedge Agreement of NOK 140 million (gain of NOK 175 million in the first quarter of 2010) and an unrealized loss of NOK 147 million on the Portfolio Hedge Agreement itself (loss of NOK 161 million in the first quarter of 2010). See note 2 and 15 to the accompanying financial statements for the First quarter report 2011 7 new member of the board in Eksportfinans. He First quarter succeeds board member Tor Bergstrøm. (NOK million) 2011 2010 Oslo, May 10, 2011 Comprehensive income for the EKSPORTFINANS ASA period in accordance with IFRS 52 (194) The Board of Directors Net unrealized losses/(gains) 265 583 Unrealized gains/(losses) related to Iceland 1) (3) 0 Tax-effect 2) (73) (163) Non-IFRS profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value 241 226 Return on equity based on profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value 3) 18.8% 18.9% 1) Reversal of previously recognized loss (at exchange rates applicable at March 31, 2011) 2) 28 percent of the unrealized items above 3) Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends. Balance sheet Total assets amounted to NOK 212 billion at March 31, 2011, compared to NOK 233 billion at March 31, 2010, and NOK 216 billion at December 31, 2010. Debt incurred by issuing commercial paper and bonds was NOK 182 billion at March 31, 2011. The corresponding figure at March 31, 2010 was NOK 206 billion and NOK 186 billion at December 31, 2010. The capital adequacy ratio was 17.7 percent at March 31, 2011, compared to 13.2 percent at March 31, 2010 and 17.6 percent at December 31, 2010. The core capital adequacy ratio was 13.0 percent at March 31, 2011, compared to 9.5 percent at March 31, 2010 and 12.7 percent at December 31, 2010. On April 7, 2011, the Annual General Meeting formally approved the Board’s proposed ordinary dividend of NOK 500 million, and preference share dividend of NOK 126 million, both related to the fiscal year 2010. The dividend was disbursed to Eksportfinans’ owners in April. Simultaneously, Christian Berg, President and CEO of Hafslund was appointed First quarter report 2011 8

Unaudited Condensed statement of comprehensive income Figures are unaudited. First quarter (NOK million) 2011 2010 Note Interest and related income 1,369 1,387 Interest and related expenses 983 1,037 Net interest income 386 350 Commissions and income related to banking services 0 1 Commissions and expenses related to banking services 1 2 Net gains/(losses) on financial instruments at fair value (263) (571) 2, 15 Other income 2 2 Net other operating income (262) (570) Total operating income 124 (220) Salaries and other administrative expenses 45 40 Depreciation 4 6 Other expenses 3 4 Impairment charges on loans at amortized cost 0 0 Total operating expenses 52 50 Pre-tax operating profit/(loss) 72 (270) Taxes 20 (76) Profit/(loss) for the period 52 (194) Other comprehensive income 0 0 Total comprehensive income 52 (194) The accompanying notes are an integral part of these condensed financial statements. First quarter report 2011 9

Unaudited

Condensed balance sheet

Figures for interim periods are unaudited.

(NOK million)	31/03/11	31/12/10	31/03/10	Note
Loans due from credit institutions [1]	43,284	43,014	71,193	4, 6, 7
Loans due from customers [2]	85,200	85,095	69,554	5, 6, 7
Securities	64,095	67,921	73,808	8
Financial derivatives	12,271	15,403	15,830	
Deferred tax asset	118	44	6	
Intangible assets	24	20	24	
Fixed assets and investment property	204	205	205	9
Other assets	6,499	3,847	2,744	10
Total assets	**211,695**	**215,549**	**233,364**	
Deposits by credit institutions	43	45	43	
Borrowings through the issue of securities	181,847	186,402	206,020	11
Financial derivatives	15,735	14,247	14,271	
Taxes payable	432	373	124	
Other liabilities	6,385	7,174	5,640	12
Accrued expenses and provisions	101	96	93	
Subordinated debt	1,511	1,639	1,546	
Capital contribution securities	434	417	414	
Total liabilities	**206,488**	**210,393**	**228,151**	
Share capital	2,771	2,771	2,771	
Share premium reserve	177	177	177	
Reserve for unrealized gains	71	71	403	
Other equity	2,137	2,137	2,057	
Comprehensive income for the period	52	0	(194)	
Total shareholders' equity	**5,207**	**5,156**	**5,213**	
Total liabilities and shareholders' equity	**211,695**	**215,549**	**233,364**	

1) Of NOK 43,284 million at March 31, 2011, NOK 34,121 million is measured at fair value through profit or loss and NOK 9,163 million is measured at amortized cost. Of NOK 43,014 million at December 31, 2010, NOK 29,811 million is measured at fair value through profit or loss and NOK 13,203 million is measured at amortized cost. Of NOK 71,193 million at March 31, 2010, NOK 44,925 million is measured at fair value through profit or loss and NOK 26,268 million is measured at amortized cost.
2) Of NOK 85,200 million at March 31, 2011, NOK 50,198 million is measured at fair value through profit or loss and NOK 35,002 million is measured at amortized cost. Of NOK 85,095 million at December 31, 2010, NOK 49,205 million is measured at fair value through profit or loss and NOK 35,890 million is measured at amortized cost. Of NOK 69,554 million at March 31, 2010, NOK 30,050 million is measured at fair value through profit or loss and NOK 39,504 million is measured at amortized cost.

The accompanying notes are an integral part of these condensed financial statements.

First quarter report 2011 10

Unaudited

Condensed statement of changes in equity

Figures for interim periods are unaudited.

(NOK million)	Share capital [1)]	Share premium reserve [1)]	Reserve unrealized gains [1, 2)]	Other equity [2)]	Compre-hensive income [2)]	Total equity
Equity at January 1, 2010	2,771	177	403	2,057	0	5,408
Total comprehensive income for the period	0	0	0	0	(194)	(194)
Equity at March 31, 2010	**2,771**	**177**	**403**	**2,057**	**(194)**	**5,213**
Equity at January 1, 2011	2,771	177	71	2,137	0	5,156
Total comprehensive income for the period	0	0	0	0	52	52
Dividends paid	0	0	0	0	0	0
Equity at March 31, 2011	**2,771**	**177**	**71**	**2,137**	**52**	**5,207**

1) Restricted equity that cannot be paid out to the owners without a resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian law.
2) The allocation of income for the period between the reserve for unrealized gains and other equity is performed at year-end. Preliminary calculations based on the condensed interim financial statements as of March 31, 2011, show that if the allocation was performed at this date, it would have reduced the reserve for unrealized gains by NOK 7 million and increased other equity by NOK 59 million. The closing balances would have been NOK 63 million for the reserve for unrealized gains, and NOK 2,196 million for other equity.

The accompanying notes are an integral part of these condensed interim financial statements.

First quarter report 2011 11

Unaudited Condensed cash flow statement Figures for interim periods are unaudited. First quarter (NOK million) 2011 2010 Pre-tax operating profit/(loss) from continuing operations 72 (270) Provided by operating activities: Accrual of contribution from the Norwegian government (100) (497) Unrealized losses (reversal of unrealized losses) on financial instruments at fair value through profit or loss 265 583 Depreciation 4 6 Disbursement of loans (7,108) (3,717) Principal collected on loans 9,016 5,762 Purchase of financial investments (trading) (10,761) (7,867) Proceeds from sale or redemption of financial investments (trading) 11,288 6,598 Contribution paid by the Norwegian government 382 332 Taxes paid (37) (37) Changes in: Accrued interest receivable (715) (2,871) Other receivables (3,091) 1,250 Accrued expenses and other liabilities 186 3,162 Net cash flow from operating activities (599) 2,434 Purchase of financial investments (774) 0 Proceeds from sale or redemption of financial investments 2,576 3,653 Net cashflow from financial derivatives (1,929) 3,144 Purchases of fixed assets (7) (1) Net cash flow from investing activities (134) 6,796 Change in debt to credit institutions 1 3 Proceeds from issuance of commercial paper debt 55,420 72,405 Repayments of commercial paper debt (49,605) (82,466) Proceeds from issuance of bond debt 12,644 25,996 Principal payments on bond debt (12,890) (13,379) Net cash flow from financing activities 5,570 2,559 Net change in cash and cash equivalents 1) 4,837 11,789 Cash and cash equivalents at beginning of period 3,932 4,523 Effect of exchange rates on cash and cash equivalents (176) 88 Cash and cash equivalents 1) at end of period 8,593 16,400 1) Cash equivalents are defined as bank deposits with maturity less than 3 months. The accompanying notes are an integral part of these condensed interim financial statements. First quarter report 2011 12

Unaudited Notes to the accounts 1. Accounting policies Eksportfinans’ first quarter condensed interim financial statements have been presented in accordance with International Financial Reporting Standards — (IFRS), in line with both IFRS as adopted by the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB). The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements are the same as in Eksportfinans’ annual financial statements of 2010, as approved for issue by the Board of Directors on February 28, 2011. These policies have been consistently applied to all the periods presented. In Eksportfinans’ annual financial statements for 2010 and in the fourth quarter report for 2010 Eksportfinans reported figures both for the consolidated group and for the parent company. After the sale of the prior subsidiary Kommunekreditt Norge AS in 2009 there was no group to consolidate. From the first quarter of 2011 comparable figures are equal for the group and for the parent for all periods presented. For that reason only figures for Eksportfinans ASA have been presented in this quarterly report. Figures for interim periods are unaudited. 2. Net gains/(losses) on financial instruments at fair value Net realized and unrealized gains/(losses) on financial instruments at fair value First quarter (NOK million) 2011 2010 Securities held for trading 1 6 Securities designated as at fair value at initial recognition 1 3 Financial derivatives (16) (15) Foreign currencies (2) 2 Other financial instruments at fair value 18 16 Net realized gains/(losses) 2 12 Loans and receivables 29 (17) Securities 96 246 Financial derivatives 2) 119 (1,212) Commercial paper debt 3) 0 2 Bond debt 3) (497) 428 Subordinated debt and capital contribution securities 3) (14) (24) Foreign currencies 0 0 Other 2 (6) Net unrealized gains/(losses) (265) (583) Net realized and unrealized gains/(losses) (263) (571) 1) Net unrealized gains/(losses) on securities First quarter (NOK million) 2011 2010 Securities held for trading 92 94 Securities designated as at fair value at initial recognition 4 152 Total 96 246 2) The Portfolio Hedge Agreement entered into in March 2008, further described in note 14 of this report, is included with a loss of NOK 147 million as of March 31, 2011 and a loss of NOK 161 million as of March 31, 2010. 3) In the first quarter of 2011, Eksportfinans had an unrealized loss of NOK 511 million (gain of NOK 406 million in the first quarter of 2010) on its own debt. Net of derivatives this amount is an unrealized loss of NOK 311 million (NOK 578 million in the first quarter of 2010). See note 15 for a presentation of the above table through the eyes of management First quarter report 2011 13

Unaudited

3. Capital adequacy

Capital adequacy is calculated in accordance with the Basel II regulations in force from the Financial Supervisory Authority of Norway. The Company has adopted the standardized approach to capital requirements. For the Company, this implies that the difference in risk-weighted value between the Basel I and II regulations is mainly due to operational risk. The capital adequacy minimum requirement is 8 percent of total risk-weighted value.

Risk-weighted assets and off-balance sheet items

(NOK million)	31.03.2011		31.12.2010		31.03.2010	
	Book value	Risk-weighted value	Book value	Risk-weighted value	Book value	Risk-weighted value
Total assets	211,695	28,097	215,549	29,050	233,364	36,916
Off-balance sheet items		420		358		492
Operational risk		2,577		2,577		2,689
Total currency risk		0		0		137
Total risk-weighted value		31,094		31,985		40,235

The Company's eligible regulatory capital

(NOK million and in percent of risk-weighted value)	31.03.2011		31.12.2010		31.03.2010	
Core capital [1]	4,049	13.0 %	4,077	12.7 %	3,836	9.5 %
Additional capital [2]	1,459	4.7 %	1,565	4.9 %	1,458	3.6 %
Total regulatory capital	5,508	17.7 %	5,642	17.6 %	5,294	13.2 %

1) Includes share capital, other equity, elements of capital contribution securities and other deductions (inter alia dividend related to 2010) and additions in accordance with the Norwegian capital adequacy regulations.
2) Includes subordinated debt, the elements of capital contribution securities not included in core capital and other deductions/additions in accordance with the Norwegian capital adequacy regulations.

4. Loans due from credit institutions

(NOK million)	31.03.11	31.12.10	31.03.10
Cash equivalents [1]	8,593	3,932	16,400
Other bank deposits and claims on banks	998	470	3,505
Loan to KLP Kreditt AS (also included in note 6)	8,588	12,882	25,764
Loans to other credit institutions, nominal amount (also included in note 6) [2]	25,628	26,290	26,042
Accrued interest and adjustment to fair value on loans	(523)	(560)	(518)
Total	43,284	43,014	71,193

1)Cash equivalents are defined as bank deposits with maturity of less than 3 months.
2)The Company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans are classified as loans to credit institutions. Of the loans to credit institutions these loans amounted to NOK 12,601 million at March 31, 2011, NOK 13,073 million at December 31, 2010 and NOK 11,956 million at March 31, 2010.

5. Loans due from customers

(NOK million)	31.03.11	31.12.10	31.03.10
Loans due from customers, nominal amount (also included in note 6)	84,422	84,240	68,681
Accrued interest and adjustment to fair value on loans	778	855	873
Total	85,200	85,095	69,554

First quarter report 2011 14

Unaudited 6. Total loans due from credit institutions and customers Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis. (NOK million) 31.03.11 31.12.10 31.03.10 Loan to KLP Kreditt AS 8,588 12,882 25,764 Loans due from other credit institutions 25,628 26,290 26,042 Loans due from credit institutions 34,216 39,172 51,806 Loans due from customers 84,422 84,240 68,681 Total nominal amount 118,638 123,412 120,487 Commercial loans 84,094 88,095 81,512 Government-supported loans 34,544 35,317 38,975 Total nominal amount 118,638 123,412 120,487 Capital goods 31,000 31,992 28,139 Ships 45,853 45,376 39,400 Export-related and international activities *) 22,498 22,448 16,428 Direct loans to Norwegian local government sector 5,705 5,719 5,766 Loan to KLP Kreditt AS 8,588 12,882 25,764 Municipal-related loans to other credit institutions 4,943 4,943 4,943 Loans to employees 51 52 47 Total nominal amount 118,638 123,412 120,487 *) Export-related and international activities consist of loans to the following categories of borrowers: (NOK million) 31.03.11 31.12.10 31.03.10 Banking and finance 7,529 7,264 7,863 Real estate management 5,564 5,776 5,249 Consumer goods 4,782 4,757 3,215 Oil and gas 2,655 2,935 25 Renewable energy 1,100 1,425 0 Aviation and shipping 743 264 41 Aluminum, chemicals and minerals 2 3 6 Engineering and construction 0 0 1 Other categories 123 24 28 Total nominal amount 22,498 22,448 16,428 First quarter report 2011 15

Unaudited

7. Loans past due or impaired

(NOK million)	31.03.11	31.12.10	31.03.10
Interest and principal installment 1-30 days past due	6	30	9
Not matured principal on loans with payments 1-30 days past due	3	608	214
Interest and principal installment 31-90 days past due	0	28	1
Not matured principal on loans with payments 31-90 days past due	0	199	13
Interest and principal installment more than 90 days past due	585	511	423
Not matured principal on loans with payments more than 90 days past due	1,091	453	62
Total loans that are past due	1,685	1,829	722
Relevant collateral or guarantees received *)	1,199	1,336	309
Estimated impairments on loans valued at amortized cost	0	0	0

*) A total of NOK 486 million relates to exposure towards Icelandic banks as of March 31, 2011, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item 'Net gains/losses on financial instruments at fair value'. Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the Icelandic banks discussed above, the Company considers all other loans to be secured in a satisfactory manner. For these transactions, amounting to NOK 1,199 million, the Norwegian government, through the Guarantee Institute for Export Credit (**GIEK**), guarantees approximately 78 percent of the amounts in default. The remaining 22 percent are guaranteed by private banks, most of them operating in Norway. Claims have already been submitted in accordance with the guarantees.

8. Securities

(NOK million)	31.03.11	31.12.10	31.03.10
Trading portfolio	47,674	48,990	46,572
Other securities at fair value through profit and loss	16,421	18,931	27,236
Total	64,095	67,921	73,808

9. Fixed assets and investment property

(NOK million)	31.03.11	31.12.10	31.03.10
Buildings and land in own use	125	126	126
Investment property	70	70	70
Total buildings and land	195	196	196
Other fixed assets	9	9	9
Total	204	205	205

10. Other assets

(NOK million)	31.03.11	31.12.10	31.03.10
Interim account 108-Agreement	569	887	566
Cash collateral provided	5,909	2,953	2,164
Other	21	7	14
Total	6,499	3,847	2,744

11. Borrowings through the issue of securities

(NOK million)	31.03.11	31.12.10	31.03.10
Commercial paper debt	8,930	3,303	9,514
Bond debt	188,848	200,066	206,727
Accrued interest and adjustment to fair value on debt	(15,931)	(16,967)	(10,221)
Total	181,847	186,402	206,020

First quarter report 2011 16

Unaudited

12. Other liabilities

(NOK million)	31.03.11	31.12.10	31.03.10
Grants to mixed credits	323	333	318
Cash collateral received	5,895	6,449	5,300
Other short-term liabilities	167	392	22
Total	6,385	7,174	5,640

13. Segment information

The Company is divided into three business areas, export lending, municipal lending and securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans to KLP Kreditt AS, in addition to loans directly to municipalities and municipal-related loans to savings banks that were purchased from Kommunekreditt Norge AS in connection with the sale of the subsidiary. The Company also has a treasury department, responsible for the Company's funding. Income and expenses related to treasury are divided between the three business areas.
The segment information is in line with the management reporting.

	Export lending		Municipal lending		Securities	
	First quarter		First quarter		First quarter	
(NOK million)	2011	2010	2011	2010	2011	2010
Net interest income [1]	226	165	36	56	124	130
Commissions and income related to banking services [2]	0	1	0	0	0	0
Commissions and expenses related to banking services [2]	0	0	0	0	0	0
Net gains/(losses) on financial instruments at fair value [3]	(3)	0	0	0	(13)	(6)
Income/expenses divided by volume [4]	9	7	2	3	6	7
Net other operating income	6	8	2	3	(7)	1
Total net income	232	173	38	59	117	131
Total operating expenses	32	28	6	7	14	15
Pre-tax operating profit/(loss)	200	145	32	52	103	116
Taxes	56	40	9	15	29	32
Non-IFRS profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	144	105	23	37	74	84

1) Net interest income includes interest income directly attributable to the segments based on Eksportfinans' internal pricing model. The treasury department obtains interest on Eksportfinans' equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.

2) Income/(expenses) directly attributable to each segment.

3) For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial instruments.

4) Income/expenses, other than interest, in the treasury department have been allocated to the business areas by volume. These are items included in net other operating income in the income statement. For 2010 and 2011, this mainly consists of realized gains on repurchase of Eksportfinans' own debt.

First quarter report 2011 17

Unaudited

Reconciliation of segment profit measure to total comprehensive income

	First quarter	
(NOK million)	2011	2010
Export lending	144	105
Municipal lending	23	37
Securities	74	84
Non-IFRS profit/(loss) for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	241	226
Net unrealized gains/(losses) [1]	(265)	(583)
Unrealized losses/(gains) related to the Icelandic bank exposure included above [1]	3	0
Tax effect [2]	73	163
Total comprehensive income	**52**	**(194)**

1) Reversal of previously recognized loss (at exchange rates applicable at March 31, 2011).
2) 28 percent of the unrealized items above.

14. Material transactions with related parties

The Company's two largest shareholders, DnB NOR Bank ASA and Nordea Bank Norge AS, are considered to be related parties in accordance with IAS 24 Related Party Disclosures.

(NOK millions)	Acquired loans [1]	Deposits [2]	Guarantees issued [3]	Guarantees received [4]	Portfolio Hedge Agreement [5]
Balance January 1, 2010	9,226	2,069	1,190	21,815	614
Change in the period	158	59	(30)	(479)	(112)
Balance March 31, 2010	9,384	2,128	1,160	21,336	502
Balance January 1, 2011	10,869	1,277	656	21,480	535
Change in the period	(386)	1,444	247	(143)	(89)
Balance March 31, 2011	10,483	2,721	903	21,337	446

All transactions with related parties are made on market terms.

1) The Company acquires loans from banks. The loans are part of the Company's ordinary lending activity, as they are extended to the export industry. As the selling banks provide a guarantee for the loans, not substantially all the risk and rewards are transferred to the Company, thus the loans are classified as loans due from credit institutions in the balance sheet.
2) Deposits made by the Company.
3) Guarantees issued by the Company to support the Norwegian export industry.
4) Guarantees provided to the Company from the related parties.
5) Eksportfinans has entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement, effective from March 1, 2008, will offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. The payments to or from the Company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans will pay a monthly fee of NOK 5 million to the participants to the agreement. The balances show the related parties' share of the fair value of the contract as of the balance sheet date.

In addition to the transactions reflected in the above table, Eksportfinans' three major owner banks have extended a committed credit line of USD 2 billion for repo purposes to the Company. The facility has a twelve month maturity with the possibility of extension, and was extended in the second quarter of 2010. Eksportfinans has not yet utilized this credit facility.

First quarter report 2011 18

Unaudited 15. Market risk — effects from economic hedging Note 2 specifies the net realized and unrealized effects on financial instruments, showing separately the effects from financial derivatives. When presented to the Company’s management and Board of Directors, the presentation is prepared showing the various financial instruments after netting with related economic hedges, as derivatives are used in economic hedges of the market risk of specific assets and liabilities. The below table specifies net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges. Net realized and unrealized gains/(losses) on financial instruments at fair value First quarter (NOK million) 2011 2010 Securities (14) (6) Foreign currencies (2) 2 Other financial instruments at fair value 18 16 Net realized gains/(losses) 2 12 Loans and receivables 95 (65) Securities (12) 68 Commercial paper debt 1) 2) 0 3 Bond debt 1) 2) (285) (560) Subordinated debt and capital contribution securities 1) 2) (26) (21) Foreign currencies 0 0 Other 2 (4) Net unrealized gains/(losses) (226) (579) Financial derivatives related to the 108 agreement 3) (39) (4) Net realized and unrealized gains/(losses) (263) (571) 1) Accumulated net gain on own debt is NOK 1.1 billion as of March 31, 2011, compared to NOK 1.2 billion as of March 31, 2010 2) In the first quarter of 2011, Eksportfinans had an unrealized loss of NOK 311 million (NOK 578 million in the first quarter of 2010) on its own debt, net of derivatives. 3) Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value. First quarter report 2011 19

Unaudited 16. Contingencies There has been no change in the contingencies since December 31, 2010. The contingencies are: a) One of Eksportfinans’ borrowers reclaimed paid break cost in an amount of approximately NOK 19 million in connection with voluntary prepayment of loans. Eksportfinans refuted the claim and the dispute came to trial at Oslo City Court (Oslo Tingrett) that began August 26, 2010. Pronouncement of judgment has been served on the parties. The judgment went against Eksportfinans. Eksportfinans has appealed the judgment. b) In 2009 Eksportfinans and Kommunal Landspensjonskasse gjensidige forsikringsselskap (KLP) entered into an agreement for the sale of Eksportfinans’s wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt). In the said agreement Eksportfinans made certain representations that among others include (a) KLP could rely on an agreement and a guarantee document with respect to a counter guarantee provided by a Norwegian bank to Kommunekreditt and (b) the list and characterization of borrowers as part of the due diligence process was correct in all material respect. KLP and the Norwegian bank disagree over the bank’s right to adjust the fee for the guarantee and has summoned the bank for the amount of approximately NOK 71 million. With reference to the representation related to the guarantee provided by the Norwegian bank to Kommunekreditt KLP threatened to summon Eksportfinans if it is unsuccessful against the Norwegian bank. On October 1, 2010 KLP Banken AS, a wholly owned subsidiary of KLP has commenced a lawsuit against Eksportfinans alleging among other things that the claim against Eksportfinans should be united at trial with the case between KLP Banken AS and the Norwegian bank. The claim against Eksportfinans is based on the claim against the Norwegian bank which again is based on variable and uncertain factors and may be reduced if for instance the loan portfolio for which the guarantee was issued is partially prepaid or otherwise reduced and is therefore unspecified with respect to amount. c) With reference to the representations related to the list and characterization of borrowers, KLP asserts to have discovered after the closing of the sale that certain loans in the list of borrowers provided by Kommunekreditt to KLP were incorrectly characterized which, KLP claims, reduces the agreed value of Kommunekreditt significantly. KLP threatens to sue Eksportfinans if the company does not pay said amount. Eksportfinans is of the opinion that there are no grounds for the claim. 17. Events after the balance sheet date On April 7, 2011, the Annual General Meeting formally approved the Board’s proposed ordinary dividend of NOK 500 million and preference share dividend of NOK 126 million, both related to 2010. The dividend was disbursed to Eksportfinans’ owners in April. In the same meeting it was decided that the preference share will be terminated according to the borrowing agreement with the Norwegian Government. On April 28, 2011 Eksportfinans voluntarily prepaid subordinated debt in the amount of USD 60 million. Eksportfinans has also made a further call to terminate a subordinated debt in the amount of USD 15 millions on May 23, 2011. The combined effect on the termination of this subordinated debt is a reduction of the total regulatory capital ratio from 17.7% to 16.4% based on figures on March 31, 2011. The core capital ratio is not affected by these terminations. Eksportfinans has the intention to issue new subordinated loans during 2011 to replace these terminations. First quarter report 2011 20